Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below) and the provisions herein are subject in their entirety to the provision of the Offer (as defined below). The Offer is made solely pursuant to the Offer to Purchase dated March 2, 2020 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

Any and All Outstanding Shares of Common Stock

of

AVX Corporation

at

$21.75 Net per Share

Pursuant to the Offer to Purchase Dated March 2, 2020

by

Arch Merger Sub Inc.

a wholly owned subsidiary of

Kyocera Corporation

Arch Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Kyocera Corporation, a joint stock corporation incorporated under the laws of Japan (“Parent”), is offering to purchase any and all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of AVX Corporation, a Delaware corporation (“AVX”), that Parent does not already own for $21.75 per Share (the “Offer Price”), net to the seller in cash, without interest and subject to deduction for any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 2, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to Purchaser will not be charged brokerage fees or similar expenses on the sale of Shares for cash pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, bank or other nominee should consult such nominee to determine if any fees may apply. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 21, 2020 (as amended from time to time, the “Merger Agreement”), among AVX, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after and on the same date as the consummation of the Offer, and under the terms of the Merger Agreement as described in the Offer to Purchase, Purchaser will effect the Merger (as defined below) as described below.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, AT THE END OF THE DAY ON FRIDAY, MARCH 27, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Merger Agreement provides, among other things, that as soon as practicable after and on the same date as the consummation of the Offer and subject to the satisfaction or waiver (to the extent waivable) of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into AVX (the “Merger”), with AVX continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than Shares held by AVX, any of its subsidiaries, Parent, Purchaser or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive the Offer Price, net to the seller in cash, without interest and subject to deduction for any required withholding taxes. The Merger Agreement is more fully described in “The Offer—Section 13—The Merger Agreement” of the Offer to Purchase. As a result of the Merger, AVX would cease to be a publicly traded company and will become wholly owned by Parent.

If the Offer is consummated, Purchaser does not anticipate seeking the approval of AVX’s remaining public stockholders before effecting the Merger. The parties to the Merger Agreement have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after and on the same date as the consummation of the Offer, without a vote of AVX’s stockholders, in accordance with Section 251(h) of the DGCL.

The Board of Directors of AVX (the “AVX Board”) has, upon the unanimous recommendation of a special committee comprised solely of independent directors, unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of AVX’s stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and approved the execution, delivery and performance by AVX of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (iii) agreed that the Merger shall be effected pursuant to Section 251(h) of the DGCL and (iv) resolved, subject to the terms and conditions of the Merger Agreement, to recommend that the stockholders of AVX tender their Shares into the Offer.

AVX will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to AVX stockholders with the Offer to Purchase. The Schedule 14D-9 will include a description of the AVX Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby and therefore stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

The Offer is subject to conditions, including (i) the No Proceedings Condition (as defined in Section 15 of the Offer to Purchase), (ii) the No Actions Condition (as defined in Section 15 of the Offer to Purchase), and (iii) other conditions as set forth in Sections 15 and 16 of the Offer to Purchase. Consummation of the Offer is not conditioned on obtaining financing or any minimum tender threshold.

Subject to the applicable rules and regulations of the SEC, Purchaser also reserves the right to waive any of the conditions to the Offer and to make any change in the terms of the Offer, provided that AVX’s prior written consent is required for Purchaser to (i) reduce the Offer Price, (ii) change the amount or form of consideration to be paid in the Offer, (iii) decrease the number of Shares subject to the Offer, (iv) extend or otherwise change the expiration date of the Offer (except to the extent required under the Merger Agreement); (v) impose any condition to the Offer in addition to the Offer conditions set forth in Annex I to the Merger Agreement, (vi) terminate the Offer, (vii) accelerate, extend or otherwise change the Expiration Time (as defined below), except as described in “The Offer—Section 13—The Merger Agreement” of the Offer to Purchase, (viii) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Securities Exchange Act, of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) or (ix) otherwise amend, modify or supplement any of the conditions to the Offer or the terms of the Offer in a manner adverse to, or that would reasonably be expected to be adverse to, any holder of the Shares.

Upon the terms and subject to the conditions set forth in the Offer, Purchaser will accept for payment and pay for all Shares that are validly tendered and not withdrawn on or prior to one minute after 11:59 p.m., New York City Time, at the end of the day on Friday, March 27, 2020 or, in the event the Offer is extended or earlier terminated, the latest time and date at which the Offer, as so extended or earlier terminated, will expire (the “Expiration Time”). No “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act will be available.

Pursuant to the terms of the Merger Agreement, if at the scheduled expiration date of the Offer, including following a prior extension, any condition to the Offer has not been satisfied or waived (to the extent waivable), Purchaser must extend the Offer for one or more consecutive periods of not more than (except with the consent of AVX) ten business days until such time as such conditions shall have been satisfied or waived, provided that Purchaser will not be required to extend the Offer beyond July 15, 2020. In addition, Purchaser must extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff that is applicable to the Offer. Except as otherwise permitted pursuant to the Merger Agreement, Purchaser may not terminate the Offer, or permit the Offer to expire, prior to any such extended expiration date without the consent of AVX.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, but no later than 9:00 a.m., New York City time, on the next business day after the day of the previously scheduled Expiration Time.

In order to validly tender Shares in the Offer, you must either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a manually signed facsimile copy) and any other required documents to American Stock Transfer & Trust Co., LLC, the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender your Shares, and certificates evidencing your Shares are not immediately available or you cannot deliver such certificates and all other required documents to the Depositary or you cannot comply with the procedures for book-entry transfer described in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase, in each case prior to the Expiration Time, you may tender your Shares by following the procedures for guaranteed delivery set forth in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase.

Subject to the terms and conditions set forth in the Merger Agreement and to the satisfaction or waiver (to the extent waivable) of the conditions to the Offer, Purchaser will accept for payment and pay for, promptly after the Expiration Time (and in any event within one business day with respect to acceptance and three business days with respect to payment), all Shares validly tendered and not validly withdrawn prior to the Expiration Time.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn when, as and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary. Upon the terms and subject to the conditions of the Offer, Purchaser will pay for Shares accepted for payment pursuant to the Offer by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments and transmitting such payments to tendering stockholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time as explained below. For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the applicable Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if different from that of the person who tendered such Shares, the name of the registered holder of the Shares. If the Shares to be withdrawn have been delivered to the Depositary (except in the case of Shares tendered by an Eligible Institution (as defined in Section 3 of the Offer to Purchase)), a signed notice of withdrawal with signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in the Offer to Purchase.

Subject to applicable law as applied by a court of competent jurisdiction, Purchaser will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding.

In general, your exchange of shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the specific tax consequences to you of exchanging your shares for cash pursuant to the Offer in light of your particular circumstances. See “The Offer— Section 5—Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase for a more detailed discussion of the tax consequences of the Offer and the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

AVX has provided to Purchaser its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on AVX’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal and AVX’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC in connection with the Offer contain important information, and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, at its address and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Shareholders (toll-free): (800) 249-7120

Banks and Brokers: (212) 269-5550

Email: AVX@dfking.com

March 2, 2020